EXHIBIT 17.1

March 31, 2013

RESIGNATION FROM THE BOARD OF DIRECTORS

To the Board of Directors of US Nuclear Corp:

I hereby effective as of end of business on March 31, 2013 resign from my position as a director on the Board of Directors for US Nuclear Corp. This letter serves as my official notice of resignation.

Sincerely,

/s/ Richard Chiang

Richard Chiang

cc. Robert I. Goldstein

 cc. Darian Andersen (Interim CFO)